EnCana Corporation
EnCana on 8th	tel: (403) 645-2000
1800 855 2nd Street SW
PO Box 2850
Calgary AB Canada T2P 2S5	www.encana.com
February 7, 2006

To:	Alberta Securities Commission	Securities Commission of Newfoundland
	British Columbia Securities Commission	and Labrador
	Saskatchewan Securities Commission	Nova Scotia Securities Commission
	The Manitoba Securities Commission	Prince Edward Island Securities Office
	Ontario Securities Commission	Registrar of Securities, Northwest Territories
	Autorité des marchés financiers	Registrar of Securities, Nunavut
	New Brunswick Securities Commission	Registrar of Securities, Yukon

cc:	Toronto Stock Exchange
New York Stock Exchange, Inc. (via fax)
The Canadian Depository for Securities Ltd. (via fax)

Re:	EnCana Corporation
Notice of Annual Meeting of Shareholders
and Notice of Record Date
     We advise the following with respect to the upcoming Annual Meeting of Shareholders of EnCana Corporation:

1.	Meeting Type	Annual
2.	Securities Entitled to Receive Notice of & Vote at the Meeting	Common Shares
3.	CUSIP Number	292505 10 4
4.	Record Date for Notice & Voting	Monday, March 6, 2006
5.	Beneficial Ownership Determination Date	Monday, March 6, 2006
6.	Meeting Date	Wednesday, April 26, 2006
7.	Meeting Location	Calgary, Alberta
8.	Routine Business Only	Yes

Per:	“Kerry D. Dyte”

Kerry D. Dyte, Corporate Secretary